The Estée Lauder Companies Inc.

767 Fifth Avenue

New York, NY 10153

March 10, 2009

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

RE:          The Estée Lauder Companies Inc.

Form 10-K for the fiscal year ended June 30, 2008

File No. 001-14064

Dear Mr. Decker:

This letter sets forth the response of The Estée Lauder Companies Inc. (the “Company” or “we” or “our”) to the comment of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated February 27, 2009.  The Company’s response set forth below corresponds to the comment as numbered in the staff’s letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2008

General

1.                                       We note your responses to comments 2 and 7 from our letter dated January 23, 2009 and the revised disclosures you indicated that you would provide in your Annual Report on Form 10-K for the fiscal year ended June 30, 2009.  In light of the current economic environment, we believe that it would be helpful to investors if you included these revised disclosures in your interim filing on Form 10-Q for the period ended March 31, 2009 rather than waiting until filing of your next Form 10-K.  Please consider doing so.

Company Response:

In light of the current economic environment and in response to your comment, we will include disclosures to provide additional insight into our valuation approaches associated with goodwill and other intangible assets.  In addition, we will disclose the actual interest coverage ratio as well as an explanation of the cross-default provision related to our $750.0 million senior unsecured revolving credit facility.  Each of these disclosures will be incorporated into our interim filing on Form 10-Q for the period ended March 31, 2009.

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The Company acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (212) 572-4429.  My fax number is (212) 572-6787.

Very truly yours,

/s/ Richard W. Kunes

Richard W. Kunes
Executive Vice President and Chief Financial Officer

cc: Lisa Haynes